

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation.
2300 West Sahara Avenue, Suite 800
Las Vegas, Nevada 89102

> **Re: Jameson Stanford Resources Corporation**
> **Form 8-K # 4.02**
> **Filed April 28, 2014**
> **File No. 000-54405**

Dear Mr. Stanford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on April 28, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Audit Report.

1. We note your disclosure that your Forms 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 should no longer be relied on. Please amend your Form 8-K to disclose whether you intend to file restated financial statements. If so, tell us when you plan to amend the Forms 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

2. Please revise your Form 8-K to quantify the impact of the errors for each period that will be restated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3388 with any questions.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant